

Mail Stop 4631

April 12, 2010

<u>via U.S. mail and facsimile</u>

Deli Du, Chief Executive Officer
China Solar and Clean Energy Solutions, Inc
3/F West Wing Dingheng Plaza,
45A North Fengtai Road,
Beijing, China, 100071

      Re: Item 4.02(b) Form 8-K/A
      Filed: March 30, 2010
      File No. 0-12561

Dear Mr. Du:

      We have completed our review of your Item 4.02(b) Form 8-K/A and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Tracey McKoy, Staff Accountant, at (202) 551-3772 or in her absence, to the undersigned at (202) 551-3769.

                                         Sincerely,

                                         Rufus Decker
                                         Accounting Branch Chief